December 12, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (310) 405-8925

Larry Midler
Executive Vice President and General Counsel
CB Richard Ellis Group Inc.
100 North Sepulveda Blvd., Suite 1050
El Segundo, CA 90245

> **Re: CB Richard Ellis Group Inc.**
> **Definitive 14A**
> **Filed April 24, 2007**
> **File No. 1-32205**

Dear Mr. Midler:

      We have reviewed your response letter dated October 5, 2007 and have the following comment. Please respond to our comment by December 26, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We reissue comment seven from our letter dated August 21, 2007. You have not provided a detailed analysis as to why disclosure of the targets would result in competitive harm. You have simply stated that you believe that the specific targets are "proprietary, competitive information that should not be disclosed publicly." Please either provide us with a detailed explanation for your conclusion that disclosure of the targets would result in competitive harm or disclose such information in future filings.

      Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel